News for Immediate Release

Electrovaya Announces Credit Facility Extension and Repayment of

Promissory Note

Amendment extends C$16 million credit facility at a reduced interest rate calculation by 6 months with an option for a further 6 month extension under the same terms

Toronto, Ontario - December 29, 2022 - Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a leading lithium-ion battery technology and manufacturing company, today announced it has amended its loan agreement with its lender. Key amendments include a reduction in the interest rate calculation by 1% and extension of the term by 6 months with an option for a further 6 months under the same terms. The fees for the 6 month extension are 0.5% of the facility and will be paid in shares.

Electrovaya has also repaid and closed its C$6 million promissory note with the same lender in November.

"We are happy to extend our partnership with our lender. They supported the business as it scaled in 2022 and will continue to do so into 2023." said John Gibson, CFO at Electrovaya.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada and NY State, USA, with customers around the globe. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com

Forward-Looking Statements

This press release contains forward-looking statements, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "scale" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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